Exhibit 99.1

Patria Investments Completes Combination with Moneda Asset Management

Transaction enhances the product offering, expands geographic reach, diversifies currency exposures, and improves distribution, benefiting clients and fueling growth

GRAND CAYMAN, Cayman Islands, December 1, 2021 – Patria Investments (“Patria”) (NASDAQ: PAX), a global alternative asset manager, announced today that it has completed the previously announced combination with Moneda Asset Management (“Moneda”), a leading asset manager headquartered in Chile. The transaction creates a combined asset manager with nearly $25 billion in assets under management, and solidifies the leading Private Equity, Infrastructure and Credit platforms in Latin America.

“With this combination we are joining together two outstanding partnerships as one”, said Alex Saigh, Patria’s CEO. “For more than two decades, Patria and Moneda have built respected brands, and each earned the trust of investors as a conduit for investing in Latin America. We welcome our new partners to this journey, as together we create the premier comprehensive platform for alternative investments in the region.”

The combination enhances Patria’s product offering by adding the largest credit investment platform in Latin America, where Moneda manages more than $5 billion and has generated market leading performance. Moneda also manages more than $450 million in private credit investments, adding to more than $200 million managed by Patria, creating the foundation to pursue private credit product development in the region.

Moneda also adds a high-performing public equities portfolio, and including Patria’s Constructivist Equity Fund (PIPE) will total $2.4 billion in public equities AUM. Within this portfolio, the combination creates the largest Constructivist Equity/PIPE manager in the region with approximately $800 million in assets under management, combining localized expertise in both Brazil and Chile.

Complementary investor bases totaling more than 400 institutional clients present a significant cross selling opportunity for Moneda’s products, which will continue to carry the respected Moneda brand, offering Patria’s global institutional investors access to attractive yield-oriented products in the region.

“We are very excited to complete the joining of two fantastic firms, and begin this next chapter of growth together”, said Alfonso Duval, Moneda’s CEO. “Patria and Moneda are combining complementary skill sets, regional geographies and client bases, and we are confident that together we can achieve success even greater than we could apart.”

About Patria Investments

Patria is a leading alternative investment firm focused in Latin America, with over 30 years of history and managing products across Private Equity, Infrastructure, Credit, Public Equities and Real Estate. As of September 30, 2021, including the combination with Moneda Asset Management which closed on December 1, 2021, the combined platform managed nearly $25 billion of assets under management, with a global presence in 11 offices across 4 continents. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com

Disclaimer:

This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of Patria Investments Limited. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. Any estimates or projections included should not be relied upon as being necessarily indicative of future results.

Forward Looking Statements:

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “would,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2020, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this investor presentation. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, and if we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. There can be no assurance that the proposed transactions described in this presentation, which are subject to certain closing conditions, will be completed, nor can there be any assurance, if the transactions are completed, that any potential benefits of the transactions will be realized. The description of the transactions contained herein is only a summary and does not purport to be complete.

Press service:

Brazil - Ideal H+K Strategies (patria@idealhks.com)

Guilherme Soares: +55 11 9.9135-9788 / guilherme.soares@idealhks.com

Rodrigo Fonseca: +55 11 9.4846-5003 / rodrigo.fonseca@idealhks.com

Chile - Proyecta Communicaciones:

Magdalena Echeverría: +569 88391056 / mecheverria@proyectacomunicaciones.cl

Macarena Henriquez: +569 82190450 / mhenriquez@moneda.cl

Patria Shareholder Relations:

Josh Wood: +1 917 769 1611 / josh.wood@patria.com